SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

BUCKINGHAM EXPLORATION INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

11840P
(CUSIP Number)

Christopher Robin Relph
Suite 418-831 Royal Gorge Blvd.
Cañon City, CO 81212, USA
(604) 737 0203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 February 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 11840P

(1)	Names of Reporting Persons: Christopher Robin Relph
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 6,000,000(1)
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 6,000,000(1)
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.5%
(14)	Type of Reporting Person: IN

(1) Represents 4,000,000 shares of common stock and warrants to acquire up to 2,000,000 shares of common stock of the Issuer.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share of Buckingham Exploration Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA.

Item 2.  Identity and Background

(a)	This statement on Schedule 13D is filed on behalf of Christopher Robin Relph.

(b)	The business address of Mr. Relph is Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA.

(c)	The principal occupation of Mr. Relph is a director and officer of the Issuer.

(d)	During the past five years, Mr. Relph has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, Mr. Relph has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Relph is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

On February 11, 2011, Mr. Relph acquired 4,000,000 units (the “Units”) in a private placement by the Issuer at a price of $0.01 per Unit for an aggregate of $40,000, with each Unit comprised of one share of common stock (the “Shares”) and one-half of one common stock purchase warrant (the “Warrants”), with each full Warrant exercisable for 12 months at a price of $0.10 per share, using personal funds.

Item 4.  Purpose of Transaction

Mr. Relph purchased the Issuer’s securities for investment purposes.  Mr. Relph does not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D except as follows: (i) the Issuer is seeking new potential business opportunities, however, no such opportunities have been determined at this time; and (ii) the Issuer intends to appoint new directors and officers, however, no such persons have been identified at this time. There can be no assurance that any new business opportunities will be consummated or that any additional directors or officers will be appointed.

Item 5.  Interest in Securities of the Issuer

(a)	Mr. Relph beneficially owns an aggregate of 4,000,000 Shares and Warrants to acquire up to 2,000,000 Shares of the Issuer, or approximately 11.5% of the Issuer’s outstanding common stock.

(b)	Mr. Relph has the sole power to vote and to dispose of the securities of the Issuer acquired by him.

(c)	Mr. Relph has not effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2011

/s/ Christopher Robin Relph
Christopher Robin Relph

4